(LOGO) HIBERNIA
Member FDIC


March 31, 1999

Norwest Bank
Attn: Peter Gobell
11000 Brokenland Parkway
Columbia, MD 21044

RE: 1998 Annual Certification

Dear Sir or Madam:

In accordance with our Sale and Servicing Agreement, Hibernia National Bank certifies the following for the year of 1998.

1. That all hazard, flood, or other casualty insurance and FHA or other mortgage insurance premiums, taxes, ground rents, assessments and other charges have been paid.

2. That the requirements of the 1984 Tax Reform Act concerning the reporting of mortgage interest received, and the abandonment and foreclosure of mortgage properties have been met.

3. That all required interest rate and payment changes have been made in accordance with the terms of each ARM and GPARM that we service.

4. That all active borrowers with mortgages insured under FHA Section 23S have been recertified.

5. That none of the principal officers has been removed from the fidelity and errors and omissions coverage.

6. That information pertaining to delinquent and foreclosed mortgages has been reported to the appropriate credit bureaus as required.


Hibernia National Bank maintains a Blanket Bond insurance policy and an Errors, Omissions, and Mortgage Impairment policy with Lloyds of London. Limits and deductibles are within the guidelines recommended by the American Bankers Association.

Enclosed is Hibernia Corporation's 1998 Annual Report, which was prepared by Ernst and Young, Certified Public Accountants, New Orleans, Louisiana. The annual report includes the consolidated operating results of Hibernia Corporation and its major subsidiary, Hibernia National Bank of Louisiana.

Ernst and Young also conducted an independent audit of our Mortgage Servicing operations in accordance with the requirements of the Uniform Single Audit Program for Mortgage Bankers. A certification of the audit is enclosed.

Hibernia National Bank's servicing portfolio now contains approximately 54,755 mortgage loans totaling over $4.1 billion.

We have enclosed a contact list to assist you in contacting key members of our staff if you have any questions or concerns about your portfolio. As members of the Hibernia team, we look forward to continuing to serve you in the future.

Very truly yours,

James T. Dean
Senior Vice President/Servicing Manager
Mortgage Loan Servicing Department

JTD:jam
Enclosures